Filed Pursuant to Rule 433

Registration No. 333-266624-05

ENTERGY ARKANSAS, LLC

$425,000,000

First Mortgage Bonds,

5.15% Series due January 15, 2033

Final Terms and Conditions

January 3, 2023

Issuer:	Entergy Arkansas, LLC

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A2 (positive outlook) by Moody’s Investors Service, Inc. A (stable outlook) by S&P Global Ratings

Trade Date:	January 3, 2023

Settlement Date (T+3)(2):	January 6, 2023

Principal Amount:	$425,000,000

Interest Rate:	5.15%

Interest Payment Dates:	January 15 and July 15 of each year

First Interest Payment Date:	July 15, 2023

Final Maturity Date:	January 15, 2033

Optional Redemption Terms:	Make-whole call at any time prior to October 15, 2032 at a discount rate of Treasury plus 25 bps and, thereafter, at par.

Benchmark Treasury:	4.125% due November 15, 2032

Benchmark Treasury Price:	102–23

Benchmark Treasury Yield:	3.792%

Spread to Benchmark Treasury:	+140 bps

Re-offer Yield:	5.192%

Price to Public:	99.673% of the principal amount

Net Proceeds Before Expenses:	$420,847,750

CUSIP / ISIN:	29366M AD0 / US29366MAD02

Joint Book-Running Managers:	J.P. Morgan Securities LLC Mizuho Securities USA LLC SMBC Nikko Securities America, Inc. Stephens Inc. U.S. Bancorp Investments, Inc.

Co-Manager:	Loop Capital Markets LLC

(1)	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
(2)

It is expected that delivery of the bonds will be made on or about January 6, 2023, which will be the third business day following the date hereof (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the bonds will initially settle in T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds more than two business days prior to the scheduled settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) J.P. Morgan Securities LLC collect at 1-212-834-4533, (ii) Mizuho Securities USA LLC toll-free at 1-866-271-7403, (iii) SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856, (iv) Stephens Inc. toll-free at 1-800-643-9691 or (v) U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

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